December 29, 2008


Mail-Stop 4561


Mr. Richard S. Cupp
President and Chief Executive Officer
Capital Corp of the West
550 West Main Street
Merced, California 95340


Re:	Capital Corp of the West
	Form 10-K (y/e December 31, 2007)
	Filed April 2, 2008
	File No. 000-27384


Dear Mr. Cupp:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Risk Factors, page 19

1. Revise to add a risk factor for "Increased charge-offs have adversely affected earnings and loan loss allowance" or another similar caption and disclose the quarterly charge-offs compared to the same period in the prior year as well as year to date amounts charged-off versus the same period in the prior year.

2. Revise to add a risk factor for "Increase in non-performing loans and assets have adversely affected earnings" or another similar caption and disclose the amount of non-performing loans and assets at the end of the period and compare to amounts at the end of the same period in the prior year. In addition, discuss the reasons for the change. Also, disclose and discuss the ratio of non-performing assets to total assets at the end of the current period and compare to the ratio at the end of the same period in the prior year. Finally, discuss the reasons for the changes, if any.

Management`s Discussion and Analysis and Analysis of Financial
Condition and Results of Operations, page 27

3. We note on page 31 that beginning in the fourth quarter of 2007 you experienced a significant increase in delinquencies in your single family real estate construction loans as well as a sharp decrease in collateral values supporting these loans, however, it is unclear how these events specifically contributed to the substantial increase in your loan loss provision during the fourth quarter of 2007. Please revise your filing to disclose the following:

* Disclose the specific events and factors that occurred during the fourth quarter that contributed to the sharp increase in delinquencies and decline in collateral values;

* Compare the decline in collateral values for each type of loan during the fourth quarter 2007 to declines in prior periods.
Discuss
the specific changes in the rate of decline and how this impacted your provision on a quarterly basis;

* Disclose how the credit events occurring in the fourth quarter impacted your assessment of the allowance for loan losses and how you considered these events in both the general and specific components of your allowance;

* Disclose how much of the provision was impacted by the increase in delinquencies and decline in collateral values during the fourth quarter and how much was impacted by the material weaknesses discovered in the fourth quarter of 2007; and,

* Revise to disclose how much of the provision was impacted by the additional adverse classifications made as a result of working with both the regulators and the independent consultants.

4. Considering the significance of the material weaknesses identified by you in the fourth quarter of 2007, and the fact that you did not engage outside experts to assess the credit quality of your portfolio until the fourth quarter 2007, please revise to disclose why you believe that the entire provision recorded in that quarter was attributable to credit events that occurred during that time period.

5. We note that you engaged third party consultants after filing your call report in January 2008. Please revise your disclosure to discuss any changes in your original estimation of loan losses from the filing of that report and the filing of your 2007 Form 10-K. Specifically discuss any changes made to your methodology or revisions to your provision resulting from the consultation with the third party credit experts and your regulators.

Loans, page 40

6. Please revise your disclosure on page 42 to include a discussion of how successfully the company has adhered to these policies in light of your material weaknesses in internal control.

Consolidated Financial Statements
Note 1.  Summary of Significant Accounting Policies, page 62
Other Real Estate Owned, page 67

7. Please revise to disclose how your policy of recording OREO at the lower of the loan balance or fair value complies with paragraph 28 of
SFAS 15.

Note 3.  Investment Securities, page 75

8. We note your disclosure on page 78 regarding your bank stock investment that has been in an unrealized loss position for greater than 12 months. Please revise to disclose how you determined that these securities were not other than temporarily impaired. Specifically discuss the length of time and extent to which the securities have been in an unrealized loss position, how you determined the period over which these investments would recover in value and disclose what your estimated period to recovery is. Please provide this disclosure in both your Form 10-Q and Form 10-K reports.

Note 4.  Loans, page 78

9. Please revise to disclose how you determined that it was appropriate to use the value of the collateral as your method for determining impairment under SFAS 114 for all of your impaired loans.
Please reconcile this statement to the statement included in your MD&A on page 46 in which you state that at December 31, 2007 and 2006, you measured impaired loans either based upon the present value of expected future cash flows discounted at the loan`s effective rate, the loan`s observable market price, or the fair value of collateral if the loan is collateral dependent.

Note 5.  Other Real Estate Owned, page 80

10. Please revise to disclose the nature of the triggers that led to the impairment charges recorded on OREO. Clarify whether this relates to declines in the fair value of the real estate and how you concluded that the OREO was initially recorded at the appropriate fair value when transferred.

Note 7.  Goodwill and Other Intangibles, page 81

11. Please revise to disclose how you determined that no goodwill impairment was necessary for the amounts related to the acquisition of the branches of Stockmen`s Bank and clarify what you consider to be your reporting units. Please revise to disclose the specific factors that led to the impairment of goodwill related to the Thrift and how you applied consideration of these factors to your other reporting units.

Note 12.  Regulatory Matters, page 87

12. Please revise to disclose the financial statement impacts of the change in your capital adequacy status from well capitalized to adequately capitalized. For example, clarify if your deposit insurance rates or regulatory fees have increased, if there are restrictions on your ability to originate loans or accept deposits, or any other aspect that may impact your results of operations.

Note 13. Commitments, contingencies, and Financial Instruments with
Off Balance Sheet Credit Risk, page 88

13. Please revise to disclose the specific factors considered in your determination that no liability was necessary under the indemnification clause included in the contract with ICBA Bancard. Please update this disclosure in each quarterly reporting period and provide us with your proposed disclosures.

Note 20.  Litigation, page 103

14. Please revise your disclosure to specifically state the allegations made by Pacific Coast Bankers Bank. Revise your disclosure to include a range of possible outcomes, including the maximum amount of claims made in this litigation. Refer to paragraph
10 of SFAS 5.


March 31, 2008 and June 30, 2008 Form 10-Q`s
General

15. Revise to disclose how you considered the requirements of paragraph 18 of SFAS 142 in concluding that no impairment testing of your remaining goodwill and your customer relationship and core deposit intangibles at each reporting period was required. Disclose the specific items considered in making this determination.

September 30, 2008 Form 10-Q
Note 2. Regulatory Matters, Capital Adequacy, Liquidity and Going Concern Risk, page 8

16. Please revise to disclose the specific steps you have taken to make progress on the changes required by the Regulatory Agreement. Specifically discuss how each requirement will impact your financial results and quantify that impact if possible.

Note 3.  Summary of Significant Accounting Policies, page 10
Goodwill and Other Intangible Assets, page 13

17. Please revise to disclose whether you evaluated your customer relationship and core deposit intangibles for potential impairment during the third quarter. If not, please revise to disclose how you considered the fact that you have experienced a drawdown on your overall levels of deposits and are restricted as to the pricing of certain of your deposits in determining that no impairment analysis was required.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 25
 Results of Operations, page 28

18. We note your disclosure that you charged off $20.5 million and $26.6 million in loans during the second and third quarters respectively as a result of regulatory and independent loan consultant reviews. Please revise to disclose the following:

* Revise to disclose how you determined it was appropriate to charge-off these loans during the second and third quarters of 2008 considering your previous disclosure of material weaknesses relating to the allowance for loan losses;

* Revise to disclose whether the portfolios reviewed during the second and third quarter 2008 were also reviewed in connection with your 2007 Form 10-K reporting; and

* Revise to disclose the specific events that happened during the second and third quarter that prompted the charge-off of these loans.

19. On page 44, you disclose that you obtained updated appraisals during the second quarter of 2008 showing a continued decline in collateral value. Please revise to disclose how you have considered this decline, as well as the decline that occurred in the fourth quarter of 2007 in your qualitative factor adjustments.

20. We note your increased charge-offs and past due loans and declining credit quality trends. Please revise your disclosure to specifically discuss how changes in these and other credit quality trends impacted your estimate of loan losses. Provide this discussion for each quarterly period.



      *			*			*			*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	Any questions regarding the accounting comments may be directed to Brittany Ebbertt at (202) 551-3572 or Rebekah Blakeley Moore at
(202) 551-3303.  All other questions may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3419.



							Sincerely,


							Christian Windsor
							Special Counsel
							Financial Services Group



CC:
	Phone (209) 725-2269
	Facsimile (866) 757-4298





Mr. Richard S. Cupp
Capital Corp of the West
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